UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Seanergy Maritime Holdings Corp.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

Y73760400
(CUSIP Number)

March 31, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐          Rule 13d-1(b)

☑          Rule 13d-1(c)

☐          Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y73760400	13G

1	NAMES OF REPORTING PERSONS
Konstantinos Konstantakopoulos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☑
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
1,021,442[1]

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
1,021,442

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,021,442

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
NOT APPLICABLE

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.98%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1  Konstantinos Konstantakopoulos owns all 1,021,442 shares indirectly through Longshaw Maritime Investments S.A., a Marshall Islands corporation.
2  The percent ownership is calculated based upon an aggregate of 20,512,075 shares outstanding as of March 28, 2024, as reported in Seanergy Maritime Holdings Corp.’s Form 20-F filed on April 3, 2024.

CUSIP No.	Y73760400	13G

1	NAMES OF REPORTING PERSONS
Longshaw Maritime Investments S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☑
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
1,021,442[3]

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
1,021,442

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,021,442

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
NOT APPLICABLE

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.98%[4]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

3 Longshaw Maritime Investments S.A. is controlled by Konstantinos Konstantakopoulos, resulting in his indirect ownership of all 1,021,442 shares of common stock of Seanergy Maritime Holdings Corp.
4  The percent ownership is calculated based upon an aggregate of 20,512,075 shares outstanding as of March 28, 2024, as reported in Seanergy Maritime Holdings Corp.’s Form 20-F filed on April 3, 2024.

Item 1.
	(a)	Name of Issuer:

Seanergy Maritime Holdings Corp.

	(b)	Address of Issuer’s Principal Executive Offices:

154 Vouliagmenis Avenue
166 74 Glyfada, Greece

Item 2.

	(a)	Name of Persons Filing:

Konstantinos Konstantakopoulos
Longshaw Maritime Investments S.A.

	(b)	Address of Principal Business Office or, if none, Residence for each of the reporting persons:

The principal business office of each person named in Item 2(a) above is:
60 Zephyrou Street & Syngrou Avenue
17564 Athens, Greece

	(c)	Citizenship

Konstantinos Konstantakopoulos is a citizen of Greece.

Longshaw Maritime Investments S.A. is a Marshall Islands Corporation.

	(d)	Title of Class of Securities: Common Stock, $0.0001 par value

	(e)	CUSIP Number: Y73760400

Item 3.		If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

Item 4.		Ownership

The information in Item 1 and Items 5 though 11 on the cover pages of this Schedule 13G is incorporated herein by reference.

Item 5.		Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.		Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.

NOT APPLICABLE

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose, or with the effect, of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 9, 2024

By:	/s/ Konstantinos Konstantakopoulos
	Name:	Konstantinos Konstantakopoulos

By:	/s/ Konstantinos Konstantakopoulos
	Name:	Longshaw Maritime Investments S.A.